Exhibit 99.2

Blue Moon Metals Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Financial Position
(unaudited)

(Expressed in Canadian dollars)

	Note	September 30, 2025	December 31, 2024
		$	$
ASSETS
Cash and cash equivalents		28,068,467	3,001,720
Restricted Cash		-	27,006,386
Other receivables and prepaid expenses	8	6,559,270	251,802
Deferred financing costs	11	1,698,125	-
Deferred share issuance costs		-	417,101
Deferred acquisition costs		-	527,744
Marketable securities	6	1,147,500	467,500
CURRENT ASSETS		37,473,362	31,672,253

Restricted cash		250,805	-
Mineral property interests	4	116,292,216	698,007
Property, plant and equipment	4	29,259,007	2,684
NON-CURRENT ASSETS		145,802,028	700,691
ASSETS		183,275,390	32,372,944

LIABILITIES
Accounts payable and accrued liabilities	9	10,287,871	902,700
Deferred income		72,709	-
Subscription receipts	12	-	27,000,084
Debt and lease liabilities	11	34,568	-
Other liabilities-current	10	209,232	7,295
CURRENT LIABILITIES		10,604,380	27,910,079

Debt and lease liabilities	11	15,290,600	-
Other liabilities non-current	10	762,817	6,079
NON-CURRENT LIABILITIES		16,053,417	6,079
LIABILITIES		26,657,797	27,916,158

SHAREHOLDERS’ EQUITY
Share capital	12	179,887,261	16,455,925
Contributed surplus		2,956,764	1,714,965
Accumulated other comprehensive income		(840,382)	-
Deficit		(30,505,825)	(13,714,104)
Non-controlling interest		5,119,775	-
SHAREHOLDERS’ EQUITY		156,617,593	4,456,786
LIABILITIES AND SHAREHOLDERS’ EQUITY		183,275,390	32,372,944

Nature of operations and going concern	1
Commitments	19
Subsequent events	20

Approved by the Board of Directors on November 19, 2025

/s/ Christian Kargl-Simard	/s/ Karin Thorburn
Christian Kargl-Simard, Director	Karin Thorburn, Director

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(unaudited)

(Expressed in Canadian dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
		$	$	$	$
Employee benefits		570,205	-	1,304,104	-
Share-based payments	13	585,295	2,047	1,318,136	34,167
Professional and consulting fees		990,439	14,565	2,067,666	50,862
General exploration expenses	7	9,671,354	23,632	14,315,762	91,648
Filing and regulatory fees		15,170	27,541	135,340	49,774
General administrative costs		69,935	2,084	157,077	8,523
Shareholder communication and travel		185,933	900	410,768	8,695
Depreciation	4	445,712	-	955,249	-
Foreign exchange loss		65,085	963	81,610	1,007
Interest expense		251,097	-	251,142	2,172
Interest income		(101,938)	-	(361,261)	(7,392)
Other income	5	(2,310,183)	-	(2,368,199)	-
Fair value gain	6	(637,500)	-	(680,000)	-

NET LOSS		9,800,604	71,732	17,587,394	239,456

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders		9,271,255	71,732	16,791,721	239,456
Non-controlling interests		529,349	-	795,673	-
NET LOSS		9,800,604	71,732	17,587,394	239,456

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences		965,030	-	840,382	-
TOTAL COMPREHENSIVE LOSS		10,765,634	71,732	18,427,776	239,456

Basic and diluted loss per common share attributable to Blue Moon Metals Inc. shareholders		0.18	0.02	0.40	0.08

Weighted average number of common shares outstanding – basic and diluted		52,102,345	3,529,974	42,076,649	2,939,095

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

(Expressed in Canadian dollars)

		Nine months ended
		September 30,
	Note	2025	2024
		$	$
OPERATING ACTIVITIES
Net loss		(17,587,394)	(239,456)

Items not affecting cash
Share-based payments	13	1,318,136	34,167
Depreciation	4	955,249	-
Interest expense		251,098
Recognition of deferred income		(101,465)	-
Other income	5	(2,092,294)	-
Foreign exchange loss		81,610	-
Unrealized gain on marketable securities	6	(680,000)	-

Change in non-cash working capital items	16	2,284,531	(46,923)

CASH USED IN OPERATING ACTIVITIES		(15,570,529)	(252,212)

INVESTING ACTIVITIES
Investment in property, plant and equipment		(1,527,854)	-
Transaction costs to acquire mineral properties		(3,856,508)	-
Acquisition of REAS, net of cash acquired		(11,042,287)	-
Cash acquired in Nussir		792,997	-
Cash acquired in NSG		9,611	-

CASH USED IN INVESTING ACTIVITIES		(15,624,041)	-

FINANCING ACTIVITIES
Net proceeds from debt		16,705,717	-
Net proceeds from issuance of shares		12,793,156	909,380
Repayment of loan		-	(65,000)
Interest paid on loan		-	(1,626)

CASH PROVIDED BY IN FINANCING ACTIVITIES		29,498,873	842,754

Effect of foreign exchange on cash balances		(243,942)	-

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(1,939,639)	(590,542)

Cash and restricted cash – beginning		30,008,106	355,343

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - ENDING		28,068,467	945,885

Supplemental disclosure with respect to cash flow information (Note 16)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024
(unaudited)

(Expressed in Canadian dollars)

					Accumulated
					Other
		Number of	Share	Contributed	Comprehensive		Non-controlling	Shareholders’
	Note	Shares	Capital	Surplus	Income	Deficit	interests	Equity
			$	$	$	$	$	$
DECEMBER 31, 2023		2,640,409	12,525,301	1,574,516	-	(13,218,348)	-	881,469

Private Placement		2,640,000	924,000	-	-	-	-	924,000
Private placement issuance costs		-	(14,620)	-	-	-	-	(14,620)
Share-based compensation		-	-	34,167	-	-	-	34,167
Loss and comprehensive loss		-	-	-	-	(239,456)	-	(239,456)

SEPTEMBER 30, 2024		5,280,409	13,434,681	1,608,683	-	(13,457,804)	-	1,585,560

Private placement		1,000,003	3,000,009	-	-	-	-	3,000,009
Private placement issuance costs		-	(44,679)	-	-	-	-	(44,679)
Option exercise		45,000	65,914	(20,914)	-	-	-	45,000
Share-based compensation		-	-	127,196	-	-	-	127,196
Loss and comprehensive loss		-	-	-	-	(256,300)	-	(256,300)

DECEMBER 31, 2024		6,325,412	16,455,925	1,714,965	-	(13,714,104)	-	4,456,786

Conversion of subscription receipt	12	9,000,035	27,000,084	-	-	-	-	27,000,084
Private placements	12	4,266,666	13,420,479	-	-	-	-	13,420,479
Share issuance costs		-	(1,036,306)	-	-	-	-	(1,036,306)
Bonus share issuance to lender		1,045,000	3,396,250	-	-	-	-	3,396,250
Nussir acquisition	3a	24,168,149	85,796,930	-	-	-	5,915,448	91,712,378
NSG acquisition	3b	5,608,000	19,908,399	-	-	-	-	19,908,399
REAS acquisition	3c	4,210,000	14,945,500	-	-	-	-	14,945,500
Share-based compensation		-	-	1,241,799	-	-	-	1,241,799
Net loss		-	-	-	-	(16,791,721)	(795,673)	(17,587,394)
Other comprehensive income		-	-	-	(840,382)	-	-	(840,382)

SEPTEMBER 30, 2025		54,623,262	179,887,261	2,956,764	(840,382)	(30,505,825)	5,119,775	156,617,593

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024
(unaudited)

(Expressed in Canadian dollars)

1 . NATURE OF OPERATIONS AND GOING CONCERN

a)	Nature of Operations

Blue Moon Metals Inc. (“Blue Moon” or the “Company”) is an exploration stage company which is focused on the exploration and development of mineral resource properties.

The Company was incorporated on January 15, 2007 under British Columbia’s Business Corporations Act. Its registered office is at 2700-1133 Melville Street, Vancouver BC V6E 4E5 and its head office is at 550-220 Bay Street, Toronto, Ontario, M5J 2W4.

The Company owns the zinc-silver-gold-copper Blue Moon project in California through its wholly owned subsidiary Keystone Mines Inc. (“Keystone Mines”), the Nussir copper-gold-silver property (“Nussir Project”) in Norway through its 93.55% owned subsidiary Nussir ASA (“Nussir”), and the Sulitjelma copper-zinc property (“Sulitjelma Project”) in Norway through its wholly owned subsidiary Nye Sulitjelma Gruver SA (“NSG”). See Note 3 for more details.

On March 14, 2025, the Company completed a 10:1 share consolidation. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

These financial statements were approved for issue by the Company’s Board of Directors on November 19, 2025.

b)	Going Concern

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and evaluation of mineral properties. To date, the Company has not received any revenue from mining operations and is considered to be in the advanced exploration stage. The Company’s operations have been primarily funded from equity financings. The Company will continue to require additional funding to maintain its ongoing exploration and evaluation programs, property maintenance payments, and operations.

These unaudited condensed interim consolidated financial statements have been prepared using IFRS as issued by the International Accounting Standards (“IFRS® Accounting Standards”) applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from equity transactions or through other arrangements. Over the past year, the Company has been successful in securing financing and subsequent to the September 30, 2025, strengthened its liquidity position through the closing of a bought-deal equity financing for total gross proceeds of $86.5 million (see note 20). In addition, the Company has secured a project financing package for the Nussir project, which is expected to become available upon a positive final investment decision. Together, these transactions provide sufficient liquidity to meet its obligations over a 12-month period from September 30, 2025.

Based on this assessment, management has concluded that no material uncertainties exist that would cast significant doubt upon the Company’s ability to continue as a going concern, and the use of the going concern basis of preparation is appropriate.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024
(unaudited)

(Expressed in Canadian dollars)

2 . BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2 024 and 2023, which have been prepared in accordance with IFRS® Accounting Standards.

The Company’s presentation currency is Canadian (“C$”) dollars. Reference herein of $ or C$ is to Canadian Dollars. US$ is to United States Dollars and NOK is to Norwegian Krone.

The functional currency of the parent company and the Keystone Mines is Canadian dollars. The functional currency of the Company’s Norwegian subsidiaries, acquired during the first quarter, is Norwegian Krone. These entities are translated into Canadian dollars for consolidation in accordance with IAS 21.

Balance sheet items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

b)	Material Accounting Policies

Acquisition of Norwegian properties

Management determined that the Company’s acquisition of Nussir, NSG and Repparfjord Eiendom AS (“REAS”), did not meet the definition of a business combination under IFRS 3 and each transaction was accounted for as an asset acquisition. In each case, the fair value of the consideration transferred was determined to be the most reliable basis to value the transaction.

This conclusion was based on an assessment under both IFRS 3 and IFRS 10. Management applied the optional concentration test under IFRS 3, which was met in all cases. For the Nussir and NSG acquisitions, substantially all of the fair value of the gross assets acquired were concentrated in the mineral properties. In the case of REAS, which has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway to manage most of the area in the Finnmark county where the Nussir project is located, for the use of the Øyen industrial land, the concentration was primarily in the property, plant and equipment. The land covered by the ground lease agreement is the proposed process plant site for the Nussir project. The REAS agreement is renewable and it is the intention of the Company to renew it for the life of mine of the Nussir project. The allocation of consideration was performed on a proportionate basis using relative fair values of the individually identifiable acquired assets. Additionally, control indicators under IFRS 10 were evaluated, including the ability to direct relevant activities and the sequencing of transactions. Blue Moon retained control over the strategy, financing and operations of the combined assets throughout. Accordingly, the acquisitions have been accounted for as an asset acquisition in accordance with IFRS 2 – Share-based Payment.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024
(unaudited)

(Expressed in Canadian dollars)

c)	Significant Judgements and Estimates in Applying the Company’s Accounting Policies

Significant Judgments

The preparation of these unaudited condensed interim consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

Going concern: The assumption of the going concern of the Company as discussed in Note 1(b) above.

Reverse Acquisition Assessment

The Company completed multiple acquisitions during the period and assessed whether any constituted a reverse acquisition under IFRS 3, considering control indicators under both IFRS 3 and IFRS 10. This involved an evaluation of control, including an assessment of the relative voting rights in the combined entity, board and management composition and relative decision-making power over relevant activities. Management concluded that none of the transactions met the criteria for a reverse acquisition and the Company remained the accounting acquirer in all cases.

Measurement of Fair Values at Acquisition Date

In accounting for the acquisitions of Nussir, NSG and REAS, significant judgement was exercised in determining the relative fair values of the identifiable assets acquired and liabilities assumed. The Company applied the relative fair value method to allocate the purchase consideration to property, plant and equipment and mineral properties. The excess of the consideration paid for the identifiable assets and liabilities acquired for the Nussir and NSG projects was attributed to the mineral properties, and in the case of REAS, the fair value of the purchase price was proportionately allocated to the values of the individual identifiable asset as property, plant and equipment. The determination of the relative fair values requires significant judgments on the current asset values, future production profile, metal prices, discount rates, and exchange rates. Changes in assumptions or estimates could affect the relative fair value of the assets acquired and liabilities assumed in the purchase price allocation.

Recoverability of Asset Carrying Values

The Company assesses its property, plant and equipment for impairments if there are events or changes in circumstances that indicate that carrying values may not be recoverable at each statement of financial position date. Such indicators include changes in the Company’s business plans, changes in the market and evidence of physical damage.

Determination as to whether and how much an asset is impaired involves management’s judgement on highly uncertain matters such as estimates of project future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates.

Valuation of Exploration and Evaluation Assets

The carrying amount of the Company’s exploration and evaluation assets properties does not necessarily represent present or future values, and the Company’s exploration and evaluation assets have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024
(unaudited)

(Expressed in Canadian dollars)

Estimations and Assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Share-based Payments

The estimation of share-based payments includes estimating the inputs used in calculating the fair value for share-based payments expense included in profit or loss and share-based share issuance costs included in equity. Share-based payments expense and share-based share issuance costs are estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

ii) Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

iii) Incremental Borrowing Rate – Lease Liability Measurement

When the Company enters into leases as lessee and where the interest rate implicit in a lease cannot be readily determined, the Company determines its incremental borrowing rate in order to measure its lease liability. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. In determining its incremental borrowing rate, the Company considers the term of the lease, the nature of the leased asset, and its level of indebtedness with reference to market risk-free interest rates.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024
(unaudited)

(Expressed in Canadian dollars)

New standards and interpretations not yet adopted

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 introduces a revised structure for the income statement, requiring presentation of income and expenses within operating, investing and financing categories and mandating specified subtotals. It also sets disclosure requirements for management-defined performance measures and provides enhanced guidance on aggregation and disaggregation in the financial statements and notes.

IFRS 18 does not change the recognition or measurement of items, nor the classification of items within other comprehensive income. It is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required and early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify classification, measurement and disclosure requirements for financial instruments. The updates address the derecognition of financial liabilities settled electronically and provide guidance on assessing contractual cash flows for features such as ESG-linked terms under the solely payments of principal and interest criterion. New disclosure requirements were also introduced for contingent features and equity instruments designated at fair value through other comprehensive income.

In December 2024, further amendments were issued relating to contracts referencing nature-dependent electricity. These clarify the ‘own-use’ exception, cash flow hedge accounting and introduce new disclosure requirements.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is evaluating the impact of these amendments on its consolidated financial statements.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

3. ACQUISITION OF NORWEGIAN ASSETS

a)	Nussir

On February 26, 2025, the Company closed the acquisition of Nussir, which owns the Nussir Project, for a purchase price of $89,940,936. On closing, the Company issued 24,168,149 common shares in the Company to the shareholders of Nussir for 93.55% of the issued and outstanding shares of Nussir.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Nussir brownfield property and therefore accounted for the transaction as an asset acquisition.

The purchase price is as follows:

Fair value of 24,168,149 common shares issued by the Company (i)	$85,796,930
Transaction costs	4,144,006
Total purchase price	$89,940,936

Assets acquired and liabilities assumed:

Cash	$792,997
Other receivables and prepaid expenses	39,423
Mineral properties	95,222,303
Total assets	96,054,723
Accounts payable and accrued liabilities	(177,125)
Other liabilities – current	(21,214)
Total liabilities	(198,338)
Total assets acquired and liabilities assumed, net	$95,856,384
Less: Non-controlling interests	5,915,448
Blue Moon’s 93.55% share of Nussir	$89,940,936

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on February 26, 2025 (Note 12).

The Company used the proportionate method in measuring non-controlling interests at the acquisition date. No goodwill was recognized as the transaction was accounted for as an asset acquisition.

b)	NSG

On February 26, 2025, the Company closed the acquisition of NSG, which owns the Sulitjelma Project, for a purchase price of $20,148,644. On closing, the Company issued 5,608,000 common shares in the Company to the shareholders of NSG for 100% of the issued and outstanding shares of NSG.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Sulitjelma brownfield property and therefore accounted for the transaction as an asset acquisition.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

The purchase price is as follows:

Fair value of 5,608,000 common shares issued by the Company (i)	$19,908,399
Transaction costs	240,245
Total purchase price	$20,148,644

Assets acquired and liabilities assumed:

Cash	$9,611
Other receivables and prepaid expenses	20,941
Mineral properties	20,151,896
Total assets	20,182,448
Accounts payable and accrued liabilities	(31,232)
Other liabilities – current	(2,572)
Total liabilities	(33,804)
Total assets acquired and liabilities assumed, net	$20,148,644

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on February 26, 2025 (Note 12).

As part of the NSG acquisition, the Company may be required to make future milestone payments contingent upon the achievement of certain development and permitting events. These payments were not recognized as liabilities at the acquisition date as the underlying conditions had not been met and the probability and timing of the payments could not be reliably measured. The Company will reassess the contingent amounts in future periods as project milestones are progressed.

No goodwill was recognized as the transaction was accounted for as an asset acquisition.

c)	REAS

On March 6, 2025, the Company closed the acquisition of REAS from Wergeland Eiendom AS (“WG”) for a purchase price of $26,172,452. On closing, the Company issued 4,210,000 common shares in the Company and $ 11,006,855 in cash to WG.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Øyen industrial land and its infrastructure and therefore accounted for the transaction as an asset acquisition.

The purchase price is as follows:

Cash consideration	$11,006,855
Fair value of 4,210,000 common shares issued by the Company (i)	14,945,500
Transaction costs	220,097
Total purchase price	$26,172,452

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

Assets acquired and liabilities assumed:

Cash	$184,665
Other receivables and prepaid expenses	254,236
Property, plant and equipment	28,350,863
Total assets	28,789,764
Accounts payable and accrued liabilities	(67,844)
Deferred income	(367)
Other liabilities – current	(2,549,101)
Total liabilities	(2,617,312)
Total assets acquired and liabilities assumed, net	$26,172,452

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on March 7, 2025 (Note 12).

No goodwill was recognized as the transaction was accounted for as an asset acquisition.

4.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment are comprised of the following:

	Mineral	Property, Plant

	Properties	and Equipment	Total
Cost	$	$	$
As at January 1, 2024	698,007	-	698,007
Additions	-	5,706	5,706
As at December 31, 2024	698,007	5,706	703,713
Nussir acquisition (Note 3a)	95,222,303	-	95,222,303
NSG acquisition (Note 3b)	20,151,896	-	20,151,896
REAS acquisition (Note 3c)	-	28,350,863	28,350,863
Additions	-	1,817,695	1,817,695
Effects of foreign exchange	220,010	45,129	265,139
As at September 30, 2025	116,292,216	30,219,393	146,511,609

Accumulated depreciation, depletion and amortization
As at January 1, 2024	-	-	-
Depreciation	-	3,022	3,022
As at December 31, 2024	-	3,022	3,022
Depreciation	-	955,249	955,249
Effects of foreign exchange	-	2,115	2,115
As at September 30, 2025	-	960,386	960,386

Net book value
As at December 31, 2024	698,007	2,684	700,691
As at September 30, 2025	116,292,216	29,259,007	145,551,223

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

During the first quarter of 2025, the Company completed the acquisitions of Nussir, NSG and REAS (Note 3). As a result, the following amounts were recognized:

Nussir

Acquired $95.2 million in mineral properties, plant and equipment, which included $4.1 million of transaction costs directly related to the acquisition were capitalized to mineral properties.

NSG

Acquired $20.2 million in mineral properties, plant and equipment, which included $0.2 million of transaction costs directly related to the acquisition were capitalized to mineral properties.

REAS

Acquired $28.4 million in property, plant and equipment, which included $0.2 million of transactions costs directly related to the acquisition were capitalized to property, plant and equipment. The Company also recognized a right-of-use (“ROU”) asset of $26.9 million relating to the Øyen industrial land. The ROU asset has been capitalized within property, plant and equipment and amortized over its estimated useful life, consistent with the underlying use of the leased property. The corresponding lease liability is immaterial, as the arrangement represents a favourable lease.

The following table summarizes the Company’s leases, which currently consist solely of the lease for the Øyen industrial land and the movement of the related ROU asset within property, plant and equipment.

Net book value
$
As at December 31, 2024	-
REAS Acquisition	26,900,000
Additions	289,842
Depreciation	(937,904)
As at September 30, 2025	26,251,938

5.   OTHER INCOME

During the three months ended September 30, 2025 the Company recognized other income of $2,310,183, primarily relating to the reversal of a historic NOK 15 million provision associated with the Hammerfest Port dispute (Note 10). As part of the settlement outcome, the Company agreed to settle a NOK 5 million balance with Hammerfest Port, payable on January 1, 2028 and recorded a receivable from the previous owner for the reimbursement of this amount (Note 8), in accordance with the REAS share purchase agreement.

During the nine months ended September 30, 2025, total other income was $2,368,199, which consists mainly of the Hammerfest Port provision reversal.

6. MARKETABLE SECURITIES

As at September 30, 2025, the Company held 4,250,000 common shares of Honey Badger Silver Inc. (TSXV: TUF), received in connection with the disposition of a mineral property in 2024. The investment is classified as a financial asset measured as fair value through profit or loss. The fair value of the shares was $1,147,500 based on the closing market price at period end. During the nine months ended September 30, 2025, a fair value gain of $680,000 was recorded.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

7.	GENERAL EXPLORATION EXPENSES

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Claims costs	9,230	3,326	56,994	12,304
Camp operations	1,731,944	6,477	3,052,990	51,262
Development and site preparation	5 ,628,686	-	7,711,528	-
Engineering studies	1,702,787	10,454	2,651,549	10,454
Prospecting and geology	457,905	-	484,779	14,253
Permitting	140,802	3,375	357,922	3,375
TOTAL	9,671,354	23,632	14,315,762	91,648

8.	OTHER RECEIVABLES AND PREPAID EXPENSES

	September 30,	December 31,
	2025	2024
	$	$
Supplier advance	3,409,265	50,000
Value added tax receivable	2,016,463	41,139
Receivable from Wergeland Eiendom AS – Hammerfest Port (Note 5)	758,289
Prepaid expenses	231,407	-
Other receivables	143,846	160,663
TOTAL	6,559,270	251,802

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2025	2024
	$	$
Accounts payable	4,973,430	400,891
Accrued liabilities and other	5,314,441	501,809
TOTAL	10,287,871	902,700

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

10.	OTHER LIABILITIES

	September 30,	December 31,
	2025	2024
	$	$
Other liabilities
Provision – Port of Hammerfest claim (Note 5)	722,040	-
Other (i)	250,009	6,079
Other liabilities	972,049	-
Less: current portion	209,232	-
Long-term portion	762,817	6,079

i.	Other liabilities primarily relate to an accrual for site remediation costs related to the Nussir project, required under the agreement with Finnmarkseiendommen (“FeFo“) and accrued liabilities related to the issuance of restricted share units.

11. DEBT AND LEASE LIABILITIES

Debt and lease liabilities are comprised of the following:

	September 30,	December 31,
	2025	2024
	$	$
Lease liabilities (i)	343,529	-
Bridge loan (ii)	14,981,639	-
Debt and lease liabilities	15,325,168	-
Less: current portion	34,568	-
Long-term portion	15,290,600	-

The changes in debt and lease liabilities are comprised of the following:

	Leases	Debt	Total
	$	$	$
As at December 31, 2024	-	-	-
Additions	289,842	17,608,873	17,898,715
Deferred financing fee	-	(2,601,280)	(2,601,280)
Interest	48,048	150,832	198,880
Financing fee amortization	-	28,709	28,709
Effects of foreign exchange	5,639	(205,495)	(199,856)
As at September 30, 2025	343,529	14,981,639	15,325,168
Less: current portion	34,568	-	34,568
Long-term portion	308,961	14,981,639	15,290,600

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

i.	Lease liabilities relate to arrangements associated with operations at the Nussir project. The arrangement with the Hammerfest port relating to quay repairs and continued use was assessed as a variable lease with no fixed minimum payment. As the quay lease payments were not fixed, no lease liability or ROU asset has been recognized at this stage.

ii.	On August 19, 2025, the Company entered into a bridge loan agreement with Hartree Partners, LP and Opps XII BL MN Holdings LP.

The bridge loan provided a total facility of US$25,000,000, available in two advances of US$12,500,000 each. The first advance was drawn on September 4, 2025 by Nussir. The second advance remains undrawn as at September 30, 2025.

Interest is calculated at the base rate plus 8% per annum. The base rate is the greater of:

i)	Adjusted Term SOFR, defined as 3-month Term SOFR + 0.10%; and
ii)	3.00%

Interest is calculated on a 360-day year and payable in arrears on a quarterly basis. The Company has the option to pay interest in kind, in which case the accrued interest is capitalized to the loan principal, subject to lender approval.

The bridge loan matures on June 30, 2027 and is secured by pledges over the shares and assets of Nussir, Blue Moon Norway, REAS and Keystone Mines.

In connection with the initial advance, the Company paid a structuring premium of 2% of the total commitment and incurred legal fees, both of which were deducted from the proceeds on initial recognition in accordance with IFRS 9. The Company also issued 1,045,000 bonus shares to the lender as consideration for providing the facility. The bonus shares issued, the fair value of which was $3,396,250, was recorded as a deferred financing cost and recognized as a deduction from the carrying amount of the loan and amortized over the term of the bridge loan using the effective interest method. For the initial draw, 50% of the value of the bonus shares has been recognized, with the remaining 50% to be recognized when the second tranche is drawn.

The bridge loan is classified as a financial liability at amortized cost and is measured using the effective interest method. The effective interest rate on the first advance is approximately 16.78%.

As at September 30, 2025, the carrying amount of the bridge loan was $14,981,640, including accrued interest of $179,541. The fair value of the loan approximates its carrying amount given its recent issuance and fixed interest rate.

The schedule of undiscounted lease payment and debt obligations is as follows:

	Leases	Debt	Total
	$	$	$
Less than one year	34,568	2,182,255	2,216,823
One to five years	144,612	19,187,541	19,332,153
More than five years	521,237	-	521,237
Total undiscounted obligations as at September 30, 2025	700,417	21,369,796	22,070,213

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

12. SHARE CAPITAL

a)	Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value, unlimited Class “A” preferred shares with par value of $10 per share, and unlimited Class “B” preferred shares without par value. No preferred shares have been issued.

b)	Common shares

The following shows the Corporation’s issued and outstanding common shares and the prices at which the shares are issued.

	Number of
	Common	Weighted Average
	Shares	Share Price
Balance as at January 1, 2024	2,640,409
Shares issued under private placement	2,640,000	$0.35
Unit Shares issued under Concurrent Offering	1,000,003	$3.00
Shares issued on exercise of options	45,000	$1.00
Balance as at December 31, 2024	6,325,412
Conversion of subscription receipts	9,000,035	$3.00
Shares issued under private placement	4,266,666	$3.15
Bonus share issuance to lender	1,045,000	$3.25
Nussir acquisition	24,168,149	$3.55
NSG acquisition	5,608,000	$3.55
REAS acquisition	4,210,000	$3.55
Balance as at September 30, 2025	54,623,262

i.            Acquisitions

On February 26, 2025, the Company closed the acquisitions of Nussir and NSG (Note 3) and issued 24,168,149 and 5,608,000 shares respectively at a price of $3.55 per common share.

On March 6, 2025, the Company closed the acquisition of REAS (Note 3) and issued 4,210,000 shares at a price of $3.55 per common share.

ii.            Financing

On September 4, 2025 the Company issued 2,092,173 common shares at a price of $3.30 per share for gross proceeds of $6,897,000 to Oaktree Capital Management LP as part of the initial equity tranche under the Hartree Partners LP and Oaktree Capital Management LP project finance package to fund early works and pre-construction activities at Nussir.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

Concurrent with the first draw under the related bridge loan, the Company issued 1,045,000 bonus shares to Hartree Partners LP for no cash consideration as part of the financing arrangement. The fair value of the bonus shares was based on the Company’s closing share price on September 4, 2025.

On May 8, 2025, the Company issued 376,833 shares at a price of $3.00 per share to Leonard Nilsen & Sønner AS (“LNS”) for gross proceeds of $1,130,499. The subscription formed part of the follow-on equity investment originally agreed to on December 19, 2024 and was triggered upon the Company achieving the first milestone - the LNS underground mobilization at Nussir.

On February 26, 2025, on closing of the Nussir and NSG transactions, 9,000,028 Subscription Receipts, issued as part of the December 19, 2024 unit financing were automatically converted into 9,000,035 common shares of the Company without payment of additional consideration (rounding due to the 10:1 share consolidation).

On February 26, 2025, the Company issued 47,660 shares at a price of $3.00 per common share for gross proceeds of $142,980.

On March 7, 2025, the Company closed the second tranche of financing from Hartree Partners LP (“Hartree”) in connection with the Nussir and NSG Transactions. Hartree purchased 1,750,000 shares at a price of $3.00 per share for total gross proceeds of $5,250,000.

On December 19, 2024, the Company completed a brokered unit financing in connection with the Nussir and NSG transactions, issuing 1,000,003 units at $30.00 per common share and nine subscription units. Proceeds of $3.0 million related to the common shares were released at closing, while $27.0 million related to the subscription units was held in escrow until converted into common shares on February 26, 2025. Share issuance costs of $44,679 were recorded in Q4 2024, and deferred share issuance costs of $417,101 were reclassified to equity in the first quarter upon conversion.

On August 30, 2024, the Company issued 2,640,000 shares at a price of $0.35 per common share for gross proceeds of $924,000.

13. WARRANTS, STOCK OPTIONS, RESTRICTED STOCK UNITS (“RSUS”), AND DEFERRED STOCK UNITS (“DSUS”)

a)	Warrants

The following table summarizes the Company’s outstanding warrants and the changes during the period ended September 30, 2025.

	Warrants	Weighted Average Exercise Price
Balance as at January 1, 2024	196,380	$12.00
Expired unexercised	(196,380)	-
Balance as at December 31, 2024 and September 30, 2025	-	-

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

b)	Stock options

The following table summarizes the stock option activity for the period:

	Number of	Weighted average
	Stock options	exercise price
Balance as at January 1, 2024	39,500	$5.23
Granted	235,000	$2.17
Exercised	(45,000)	$1.00
Expired, unexercised	(48,000)	$3.52
Balance as at December 31, 2024	181,500	$2.77
Granted	593,000	$3.52
Expired, unexercised	(11,500)	$5.00
Balance as at September 30, 2025	763,000	$3.32

Stock options outstanding and exercisable are as follows:

		Number of	Average remaining
		Stock options	contractual life	Number of stock
Expiry Date	Exercise Price	outstanding	(years)	options exercisable
January 9, 2029	$1.00	55,000	3.28	36,666
November 1, 2029	$3.40	115,000	4.09	-
February 26, 2030	$3.55	275,000	4.41	-
April 21, 2030	$4.10	60,000	4.56	-
May 8, 2030	$3.00	24,000	4.61	-
July 3, 2030	$3.37	200,000	4.76
August 20, 2030	$3.57	34,000	4.89
September 30, 2025		763,000	4.41	36,666

During the nine months ended September 30, 2025, the Corporation recorded share-based compensation expense of $715,639 (nine months ended September 30, 2024: $34,167) relating to stock options. 593,000 options were granted during the nine months ended September 30, 2025 (nine months ended 30, 2024: 120,000). The options granted to date vest over a three-year period.

The weighted-average fair value of stock options granted during the nine months ended September 30, 2025, was estimated on the dates of grant to be $3.52 per option granted using the Black-Scholes option pricing model with the following assumptions:

Nine months ended September	2025	2024
Expected life (years)	5.0	3.0
Risk-free interest rate (%)	2.7	3.77
Expected volatility (%)	208	120
Expected dividend yield (%)	-	-
Expected forfeitures (%)	-	-

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

c)	RSUs

The following table summarizes the RSU activity for the period:

		Weighted
	Number of	Average Value at
	RSUs	Date of Grant
Balance as at January 1, 2024	-	$-
Granted	37,500	3.40
Balance as at December 31, 2024	37,500	$3.40
Granted	25,000	3.95
Balance as at September 30, 2025	62,500	$3.62

Under the Corporation’s Plan, RSUs are granted to employees, directors and non-employees as approved by the Corporation’s Board of Directors. Each RSU represents a unit with the underlying value equal to the value of one common share of the Corporation, vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Corporation. RSUs granted to date vest over a period of three years. None of the RSUs granted have vested as of September 30, 2025.

On November 1, 2024, 37,500 RSUs were granted. On April 21, 2025, an additional 25,000 RSUs were granted. As the Company intends to settle in cash, the cost of the RSUs is recognized as an other liability in the statement of financial position and as an expense over the vesting period in the consolidated statements of loss. The liability is re-measured to fair value at each reporting date with changes in fair value recognized in the consolidated statements of loss. As at September 30, 2025, the fair value of the RSU liability was $89,710 (note 10) and a total of 62,500 RSUs were outstanding (2024: NIL).

During the nine months ended September 30, 2025, an amount of $76,334 (nine months ended September 30, 2024: $NIL) was recorded in stock-based compensation expense.

d)	DSUs

The following table summarizes the DSU activity for the period:

		Weighted
	Number of	Average Value at
	DSUs	Date of Grant
Balance as at January 1, 2024	-	$-
Granted	140,000	3.40
Balance as at December 31, 2024	140,000	$3.40
Granted	84,506	3.55
Balance as at September 30, 2025	224,506	$3.46

Under the Corporation’s Plan, DSUs are granted to directors as approved by the Corporation’s Board of Directors. Each DSU represents a unit with the underlying value equal to the value of one common share of the Corporation and is settled upon a director’s departure from the Board. DSU’s vest over the later of (i) one year from the grant date and (ii) the date the director ceases to serve on the Board, in accordance with the terms of the plan. None of the DSUs granted have vested as of September 30, 2025.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

On March 7, 2024, 84,506 DSUs were granted. As the Company intends to equity settle the awards, the cost of the DSUs is recognized as a component of contributed surplus in the statement of financial position and as an expense in the consolidated statements of loss. The fair value is not remeasured after the grant date. During the nine months ended September 30, 2025, an amount of $526,163 (nine months ended September 30, 2024: $NIL) relating to DSUs on grant date was recorded in stock-based compensation expense.

14. RELATED PARTY TRANSACTIONS

Management Compensation

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the years presented was as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Wages and salaries	521,283	-	1,188,331	-
Consulting fees	374,813	9,000	826,511	27,000
Share-based payments	536,734	5,180	1,209,602	29,270
MANAGEMENT COMPENSATION	1,432,830	14,180	3,224,444	56,270

As at September 30, 2025, no amounts are due to related parties (September 30, 2024 - $65,000) of the Company. These amounts due to related parties in 2024 were unsecured, non-interest bearing and had no specific terms of repayment and were fully repaid in 2024.

15. SEGMENTED INFORMATION

The Company is engaged in the acquisition, exploration and development of mineral properties in Norway and the United States. Segment reporting is aligned with the manner in which management monitors business performance. Prior to aggregation, each exploration project is considered an individual operating segment. The Nussir and REAS acquisitions have been aggregated into a single reportable segment.

All non-current assets and exploration expenditures are located in, and incurred within, the United States or Norway. Materially all of the cash and general administrative costs are held and incurred by the Canadian parent company. The following is a summary of non-current assets by reportable segment:

	September 30, 2025		September 30, 2024
		Property, Plant		Property, Plant
	Mineral Properties	and Equipment	Mineral Properties	and Equipment
	$	$	$	$
Blue Moon	698,007	14,524	698,007	-
Nussir/REAS	95,332,308	31,028,832	-	-
NSG	20,261,901	35,086	-	-
Corporate	-	18,905	-	-
Total	116,292,216	31,097,347	698,007	-

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The changes in the Company’s non-cash working capital items relating to operating activities for the years indicated below are as follows:

For the nine months ended September 30,	2025	2024
	$	$
Changes in other receivables and prepaid expenses	(6,243,672)	2,232
Changes in accounts payable and accrued liabilities	8,528,203	(49,155)
CHANGE IN NON-CASH WORKING CAPITAL	2,284,531	(46,923)

17. CAPITAL MANAGEMENT

The Company is a mineral exploration and development company focusing on advancing its projects in Norway and the United States, including the Nussir and Sulitjelma copper projects and the Blue Moon polymetallic project. Its principal source of funding is the issuance of equity securities.

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives.

There has been no change in the Company’s capital management practices during the year. Blue Moon does not pay dividends. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

18. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risks from the use of financial instruments. The carrying value of the Company’s financial instruments consisting of cash, restricted cash, other receivables and prepaid expenses, marketable securities, accounts payable and accrued liabilities, deferred income and subscription receipts approximate fair value due to the short term nature of the instruments. As at September 3 0, 2025, the carrying amount of the bridge loan was $14,981,639, including accrued interest of $150,832. The fair value of the loan approximates its carrying amount given its recent issuance and fixed interest rate.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

a)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to note 1(b) for more information regarding the Company’s liquidity risk.

b)	Credit risk

The Company is exposed to credit risk on its cash, restricted cash and value added tax receivables. To reduce credit risk, substantially all cash is on deposit at major banks. Restricted cash are deposits held by the Bureau of Land Management (“BLM”) in California, and FeFo the land management authority in Norway. As at September 3 0, 2025, sales tax recoverables were $2,016,463 (December 31, 2024 - $41,139). Restricted cash is comprised of bonds valued at $94,536 (December 31, 2024 - $6,302) held by the BLM and cash held in a restricted account valued at $156,269 held by FeFo. The Company’s exposure to credit risk is limited to the carrying amount of its cash, restricted cash and sales tax recoverable. Accordingly, the Company considers its exposure to credit risk minimal.

c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in high rate savings or investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian Kroner.

Sensitivity Analysis

The Company, through its subsidiaries, operates in the United States and Norway and is exposed to foreign exchange risk arising from changes in the US dollar and Norwegian krone against the Canadian dollar. A 10% fluctuation in either the US dollar or Norwegian krone relative to the Canadian dollar would have a minimal impact on the Company’s loss and comprehensive loss.

Market Price risk

i.	Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

In addition, the Company holds equity instruments which are classified as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii.	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices of zinc, copper, gold, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

19. COMMITMENTS

The Company entered into contracts for underground mining and associated development work related to the Nussir project. As at September 30, 2025, the Company has contractual commitments to spend in accordance with such contracts totaling approximately $30.2 million. Except as otherwise disclosed in the financial statements, there are no other commitments.

20. SUBSEQUENT EVENTS

a) Springer mine and mill acquisition

On October 10, 2025, the Company entered into a Memorandum of Understanding (“MOU”) with Goods LG LLC to acquire the Springer mine, mill and associated infrastructure located in Pershing County, Nevada (the “Property”). The MOU grants the Company exclusivity over the Property in exchange for a non-refundable cash payment of US $ 500,000 and contemplates the negotiation of a definitive purchase agreement and satisfaction of certain customary closing conditions, including the extension of certain water rights and transfer of major operating permits.

b) Bought-deal public offering

On October 1, 2025, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus, the Company closed a bought-deal public offering issuing 26,220,000 common shares at a price of $3.30 per share for total gross proceeds of $86.5 million. Net proceeds from the offering are expected to be used for the development of the Blue Moon project, further exploration at Nussir and NSG and general corporate and working capital purposes.